GOLDEN HOPE MINES LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

MARCH 31, 2007

This management discussion and analysis ("MD&A") of results of operations and financial condition of Golden Hope Mines Limited ("Golden Hope" or "the Company") describes the operating and financial results of the Company for the quarter ended March 31, 2007 ("fiscal year 2007"). The MD&A supplements, but does not form part of the financial statements of the Company and should be read in conjunction with Golden Hope's unaudited financial statements and related notes for the quarter ended March 31, 2007 and the unaudited financial statements for fiscal quarter ended March 31, 2006.

The Company prepares and files its financial statements in accordance with Canadian generally accepted accounting principles ("GAAP".) All dollar amounts herein are in Canadian currency unless otherwise specified.

Forward-looking Statements
Some statements contained in this MD&A are forward-looking, and therefore involve uncertainties or risks that could cause actual results to differ materially. The Company disclaims any obligation to update forward-looking statements.

Date of MD&A
This MD&A was prepared using information that is current as of May 29, 2007, unless otherwise stated.
Overall Performance:

Golden Hope Mines Limited is a junior mining company focused on the acquisition, exploration and development of potentially large-scale gold and base metal projects with both underground and open-pit mining potential. Golden Hope's projects are located in Quebec, Canada and in Maine, USA.

During the 2006 fiscal year, the Company was able to successfully effect a turnaround. Management closed multiple rounds of financings, hired James Tisley P.Eng. lead the exploration team and received coverage from a higly reputable analyst on Bay Street. In February 2007, the Board of directors invited Louis Hoel to become its fith director. In March of 2007, Louis Hoel was elected President of Golden Hope Mines Ltd, and Ted Polisuk became Chairman of the Board.

Mineral Properties:

The Company has two mineral properties, the Bellechasse gold project in Quebec and the Bill Hill zinc-silver-gold property in Maine.

Bellechasse Gold Project:
The 100% owned Bellechasse property is located south East of Quebec City at the end of the Apalachian range of mountains. The property consists of 531 claims totaling 21,100ha (52,140 acres). It covers over 60% of a known mineralized belt. The South-eastern Quebec property covers an area of continental collision in which thrust faulting is common. Locally, this collision terrain is part of the Appalachian Mountain fold belt, a geological environment that is similar to that hosting such large gold deposits as the thrust-fault controlled Maruntau (140 million ounces Au) in Kirghistan, Bakyrchik (8 million ounces) and Vasilkovskoye (12 million ounces). Widespread gold mineralization has also been found between Bellechasse and west of the Chaudière River. However, previous prospecting efforts have focused on coarse gold deposits, rather than the less obvious, fine gold mineralization that is often characteristic of mega-deposits.


LITHOLOGIC UNIT
Devonian
Calcareous sediments
Ordovician
Magog Group
Gabbro
St-Victor (siltstone/mudstone)
Beauceville (black slates)
Etchemin (mudstone)
Frontiere (sandstone/mudstone)
St-Daniel (melange)
Cambrian
Rosaire (paraschists)
Caldwell Group
Alkali basalts
Arkose, mudstone
Serpentinite
Paragneiss
LEGEND
Golden Hope Mines claims
Gold showing/target
Zn-Au-Cu-Ag showing/deposit
Ni-Zn-Cu-Au showing/deposit
BROMPTON THRUST FAULT
USA
Map Area
Hudson Bay
10 km
GOLDEN HOPE MINES LIMITED
BELLECHASSE PROPERTY, QUEBEC
REGIONAL GEOLOGY

In October 2006, the Company announced a sampling program using large-diameter drilling. A program of approximately 1000 meters of large-diameter drilling was planned to sample the Timmins gold deposit. 700 meters (2,330 feet) of 153mm diameter drilling in 19 holes gave 628 samples for processing. The total weight of samples is approximately 30 tonnes. Processing of these samples is in progress using preparation laboratory facilities set up by the company in its warehouse in Ste Magloire, 6km (3.7 Miles) from the property. Analytical services are being provided by Eastern Analytical Limited, Springdale, Newfoundland.

The purpose of the Fall 2006 down-hole-hammer drilling program was to obtain samples large enough to reduce or overcome sampling challenges presented by the mineralization in the Timmins and related zones.

Mineralization known in the Timmins Zone is hosted in a diorite-gabbro (the Timmins gabbro) emplaced approximately 400 million years ago. Mineralization is slightly younger than the intrusive, and apparently developed during the cooling phase of the intrusive event. The intrusive appears to be a plug about 500m (1,640 feet) in diameter that is only partially exposed by erosion. Much of the surface of the plug lies beneath a thin capping of sedimentary rocks of the Magog Group.

The Timmins North Zone lies on the northwest shoulder of the intrusive and shows evidence of shallow northwest-dipping fracture zones invaded by quartz. One such zone is exposed on surface and repetitions have been identified in core from historical diamond drill holes, some as deep as approximately 300m below surface.

A total of 628 samples providing slightly over 30 tonnes of material were collected. Results of preliminary assaying are available for about half of the total.

During orientation a one kilogram cut was taken from each sample and sent for standard fire assay on a 1AT aliquot, followed by Total Pulp Metallic treatment of the entire quantity submitted.

In most cases TPM assaying of the preliminary samples confirmed the initial values. Therefore, subsequent sampling used results from the first fire assay to determine which samples should receive further treatment. Any sample giving detection limit or less than approximately 250ppb can be considered waste and further treatment, except under special circumstances, is not warranted.

All samples returning values greater than 1g/tonne justify more detailed attention, along with some lower grade sections within the quartz-rich zones.

Seven samples have been (subjected to detailed investigation and, based( ) preliminary results received to date, about 70 additional samples are marked for similar treatment.

Preliminary results were announced in February 2007, the highlights of which are as follows: 12 g/t Au over 2 meters; 6.16g/t over 4 meters; and 4.57g/t over 5 meters;

Aeromagnetics survey and additional targets discoveries:

In January 2007 te Company high resolution aeromagnetic surveys over the North Zone, Champagne and Timmins area as well as over Lac Etchemin in the western part of the Company's, wholly-owned, Bellechasse Gold Project in Quebec. Helicopter-borne surveys were conducted for total magnetic intensity, measured vertical gradient and VLF (total field and quadrature), which have helped to identify prime prospecting ground on the project, including several interesting new exploration targets.

The airborne survey, conducted by Geophysics GPR International Inc. of Longueuil, Québec, indicates a common, north-south, deep-seated control of mineralization for both the Timmins and Champagne showings. The Company believes that the portion of the Bellechasse property covering this large structural feature is prime prospecting ground.

The helicopter survey covered 1331 line kilometers using a towed, drag-oriented platform. Flying at a maximum speed of 50 km/hr, the survey used 75 m spacing on lines oriented NW – SE (N45W.) The two blocks being examined were centered over the St-Magloire area (North Zone, Champagne sulphide zone and the Timmins and its associated gold zones) and over Lac Etchemin near the western end of Golden Hope's Bellechasse property.

One of the objectives of this survey was to enhance definition of the structural contours evident from older, public aeromagnetic Federal aeromagnetic data sets covering the Province of Québec, as well as more detailed provincial surveys executed in the Beauce, Bellechasse and La Malbaie areas. By flying lower and at slower speeds, the survey produced higher resolution data for both the Lac- Etchemin and the St-Magloire areas, which has helped to identify late-stage intrusive events. In addition, these data are very useful for the interpretation of structural styles and the likely sequencing of tectonic events.

Following the geophysical survey, the company launched its 2007 exploration program, with a focus on the North Zone - Champagne - Timmins zone corridor. Thus far, over 20 targets have been defined. These will be investigated quickly by stripping or trenching, which will also assist in expanding the Company's understanding of the entire project area.

Big Hill Property, Pembroke Maine Zinc, Silver, Gold project:
This Zinc, Silver, Gold property is situated in Washington County Maine and ideally located near the coast about 14 miles from the deep water port of Eastport. The prospect is 3 miles northwest of the town of Pembroke. All elements of both rural and urban infrastructure are readily available. Big Hill itself is 204 feet above sea level and characterized by gently rolling hills. Development of a major mine would have a positive enhancing effect on local industry and lifestyles. Environmental factors would be manageable at high standards and minimal cost.

Previous exploration work include 44,000 feet of diamond rilling, which was undertaken in the 1960's and 1970's and with a goal to locate very high grade ore-shoots within wide mineralized zones. In many cases, only silver assays were made and lead and zinc values ignored even when visually evident. Further, mineralized core between the high grade silver sections was not assayed. An immense porphyry-type deposit surrounding the high grade was not recognized. It is this deposit, similar to many of the famous huge western open-pit mines such as Lornex, Brenda and Highmont which is the focus of Golden Hope Mines development work today.

Management recognizes that large scale low grade mines are vastly more profitable than small high-grade operations and in the realization the Big Hill prospect contained a previously unappreciated open-pit potential amenable to low-cost mechanized mass-mining techniques. By doing so, Golden Hope can exploit the full metal potential of the deposit recovering not only the silver content but the zinc, lead, copper and gold values as well.

The property is underlain b[illegible]olcanics rocks typical of the northern Ap[illegible]chian region. In brittle rocks, mineralization typical of porphyry deposits occurs continuously for hundreds of feet as stockwork and shatter breccias. Where fissure feeders cut porous stratigraphic breccias, mineralization fills all original open spaces.

Secondary enrichment of silver, typical of some of the early famous western bonanzas, has been active in some structural zones such as the Mains Zone. Other possible, as yet untested, high-grade silver centers, are evidenced by spontaneous potential geophysical data.


40+00N
44+00N
48+00N
52+00N
56+00N
60+00N
2200
2000
1800
1600
1400
1200
74-11
PIT
80-1
81-13
BH32
BH34
81-11
81-16
UPPER BRECCIA
Possible Ore: 20,000,000 Tons
0.25-2.25 oz./T Ag
1.5-2.5% Pb + Zn
TUFF
COMPLETELY UNEXPLORED
UPPER BRECCIA
BASALT VOLCANIC CONTACT
UPPER BRECCIA-
BASALT ORE
VIRTUALLY UNEXPLORED
0.3-1.0 oz./T Ag
1.5-2.0% Pb+Zn
Possible Ore:
200,000,000 Tons
LOWER BRECCIA
3 Incomplete Drill
0.25 oz./T Ag
1.25% Pb+Zn
over 350 Feet
Possible Ore: 100,000,000 Tons
BASALT VOLCANIC CONTACT
LOWER BRECCIA
A12
NORTH
100
0
100
200
300
FEET

BIG HILL DEPOSIT
GEOLOGY – ORE RESERVES

Golden Hope Mines is establishing an aggressive exploration program for the property during the 2007 year.

Compilation of historical data is mandated. The Company will also undertake Aeromagnetic survey. These will help define and efficient gound surface and drilling exploration program with a goal of defining a 43-101 complaint resource estimate in 2007.

Capital Resources:

Financings

During 2006 the company was able to substantially increase its capital reserves through multiple round of financings at increasing prices per share.

From May to August 2006, Golden Hope Mines raised a total of CAN $835,000, issuing a total of 7,685,065 shares and 7,685,065 warrants.

Subsequently, the Company raised a total of Can $4,200,000.00 by way of brokered private placement led by Sprott Securities and Dundee Securities of Toronto. This placement included Can $ 2,000,000 of flow through shares, to pay exploration expenses (as such term is defined in the Income Tax Act (Canada)) on its Bellechasse Gold Project.

During the three month period ended March 31, 2007, 576,000 warrants were exercised to purchase common shares at a price of $0.20 per share for $115,200 cash.

As of March 31, 2007 the company's cash, cash equivalents and short-term investments were of Can $3,194,888.

These funds will allow the Company to meet all its obligations to the end of the fourth quarter of 2007, including all projected exploration/development costs and corporate expenses.

Options and debt settlement:
During the 12 months of 2006 the Company granted a total of 5,020,000 options to directors, officers, and consultants as well as service providers at a price of $0.15 per share.

During fiscal 2006 the company negotiated debt settlements with various creditors to convert CAN $362,297.45 of debt into 1,449,190 common shares at a deemed price of CAN $0.25.
The Company negotiated this settlement so that the proceeds of future financings could be directed to the Company's exploration programs. The Company also wrote-down $132,602.51 of outstanding payables. The Company also settled $169,485.69 of debt with an arms length creditor by the issuance of 100,000 common shares at a price of $1.69 per share.

Subsequent Events

On April 3, 2007, the Company announced that, effective March 29, 2007, Mr. Hoël had been appointed President of Golden Hope Mines Ltd. Also, Mr. Theodore H. Polisuk was reconfirmed as Chairman of the Board.

Exploration Costs:
Bellechasse Gold Project 2007 exploration Budget: CAN $2,000,000
Bigh Hill Property Main USA 2007 Exploration Project: CAN $1,000,000

Results of Operations

Summary of Quarterly Results
The following tables set out financial performance highlights for the last eight quarters and were prepared in accordance with Canadian GAAP.

	First Quarter March 31, 2007	**Fourth Quarter** December 31, 2006	**Third Quarter** Sept. 30, 2006	**Second Quarter** June 30, 2006	**First Quarter** March 31, 2006
Revenues	$ 28,360	$ 7.680	$ 0	$ 0	$ 0
Expenses	262,990	1,464,434	216,210	<268,506>	16,734
Net income (loss)	<234,630>	<1,456,754>	<216,210>	268,506	<16,734>
Net income (loss) per share	<0.005>	$<0.005>	$<0.008>	$0.009	$<0.001>
Cash flow from (used in) operations	528,129	543,752	<379,095>	<261,479>	41,821
Cash & cash equivalents, end of period	3,194,888	3,888,343	166,600	265,106	590
Assets	11,828,829	12,210,970	8,004,000	7,839,906	7,360,656
Long-term liabilities	0	0	0	0	0
Dividends	0	0	0	0	0

	Fourth Quarter December 31, 2005	**Third Quarter** Sept. 30, 2005	**Second Quarter** June 30, 2005
Revenues	$ 0	$ 0	$ 0
Expenses	10,971	18,793	24,820

Net income (loss)	<10,971>	<18,793>	<[illegible],820>
Net income (loss) per share	<0.001>	<0.001>	<0.0017>
Cash flow from (used in) operations	76,122	<116,930>	<23,004>
Cash & cash equivalents, end of period	3,343	18	308
Assets	7,322,200	7,234,218	7,163,423
Long-term liabilities	0	0	0
Dividends	0	0	0

Fiscal Year Ended December 31, 2006

Golden Hope's operations in the twelve months ended December 31, 2006 were focused on exploration and financing. The Company's expenses increased from $1,431,932 from $73,405 the previous year due to the expensing of stock-based compensation of $1,426,900. Net loss increased to $1,424,252 during fiscal 2006 compared with a net loss of $73,405 during fiscal 2005 due primarily to the expensing of stock-based compensation.

Three months ended March 31, 2007

Golden Hope's operations in the three months ended March 31, 2007 were focused on exploration. The Company's expenses increased to $262,990 from $16,734 for the three months ended March 31, 2006 due to exercising of overhead costs associated with the increase in exploration. For this reason, net loss increased to $234,630 from $16,734 for the three months ended March 31, 2006.

Summary of Annual Results

The following tables set out financial performance highlights for the past three fiscal years, prepared in accordance with Canadian GAAP.

	Twelve months ended December 31, 2006	**Twelve months ended December 31, 2005**	**Twelve months ended December 31, 2004**
Revenues	$7,680	0	0
Expenses	1,431,932	73,465	142,130
Net income (loss)	<1,424,252>	<73,405>	<142,130>
Net income (loss) per share	$<0.05>	$<0.01>	$<0.01>
Cash flow from (used in) operations	<55,001>	<68,499>	<55,852>
Cash & cash equivalents, end of period	3,888,343	3,343	208
Assets	7,210,970	7,322,200	7,134,708
Long-term liabilities	0	0	0
Dividends	0	0	0

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Transactions with Related Parties

Gold Belt Mining Ltd., a company that is associated with a director of the Company, was the optionor of the minging claims described in Note 2 of the unaudited financial statements for the three month period ended March 31, 2007.

The Company was charged management fees in the amount of $4,500 (2006-$4,500) from 154327 Canada Inc., a company related by virtue of common management.

During the period, the Chairman of the Company and past president was entitled to reimbursement of expenses of nil (2006-$3,745).

During the period the present president of the Company was paid $52,000 in management fees (2006 – nil) and was reimbursed expenses of $9,525 (2006 – nil).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Advances from related parties	2007	2006
Advances from the Chairman and past President	$ 6,198	$153,846
Advances from 154327 Canada Inc.	40,500	94,500
	$ 46,698	$ 248,346

These amounts are non-interest bearing and have no specific terms of repayment.

Changes in Accounting Policies

Effective January 1, 2007, in accordance with Canadian generally accepted accounting principles, the Company has adopted the recommendations of the new accounting pronouncements concerning financial instruments and other comprehensive income which prescribe when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how gaines and losses on financial instruments are to be presented. Comprehensive income includes a new requirement to present, amongst other things, certain unrealized gains and losses outside of net income or loss as a separate component of shareholders' equity.

Financial instruments are classified into various categories. Held to maturity investments, loans and receivables are initially measured at fair value and thereafter, are measured at amortized cost, with the amortization of premium or discounts, losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in income in the period in which they arise. Available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, and losses due to impairment are included in income. All other financial liabilities are to be carried at amortized cost.

Comprehensive income is defined as a change in the net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are classified as available for sale will have gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company's financial instruments comprise cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and advances from related parties. These financial instruments are classified as held for trading and the carrying value of these instruments approximate their fair value because of the short-term nature of these instruments. There is no financial impact on these financial statements due to the adoption of the new accounting recommendations concerning financial instruments and other comprehensive income.

Risk Considerations

Nature of Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the Company's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal

metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable minerals. Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur. Goldeye's business of exploring for mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Goldeye common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Proposed Transactions

There are no material decisions by the board of directors of the Company with respect to any imminent or proposed transactions that have not been disclosed.

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the financial statements. The following accounting estimates are critical: the measurement of future income tax assets and liabilities and assessment of the need to record valuation allowances against those assets; valuation of options; and capitalized mineral property and deferred exploration expenditures.

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned. Based on the results at the conclusion of each phase of an exploration program, management re-evaluates properties that are not suitable as prospects to determine if future exploration is warranted, and that carrying values are appropriate. The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Corporation.

Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do( )t give effect to any adjustments to the am( )nt of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Mining Claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Administrative expenses

Administrative expenses are charged to operations in the year incurred.

Stock-based Compensation

The Company accounts fro stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow Through Shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings Per Share

Basic income per share is computed using the weighted *average* number of common shares outstanding during the year. Diluted income per share is computed using the weighted *average* number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Mining claims and deferred exploration expenditures

	Opening	Additions	Closing
Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$ 654,353	$ -	$ 654,353
Exploration	7,588,874	285,026	7,873,900
	$ 8,243,227	$285,026	$ 8,528,253

Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Limited Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net

profits royalty on net profits (excess of $250,000. The property now co(sts of 531 claims for a total of 21,100 hectares (52,140 acres).

Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $79,833. At March 31, 2007, this amount is still outstanding and bears interest plus costs.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to senior management, including President and Secretary, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and Secretary, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of March 31, 2007. Based on this evaluation, the President and Secretary have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

For further information regarding the company, see the Company`s documents filed on www.sedar.com or visit www.goldenhopemines.com.

GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited without review by auditor)

	Mar 31, 2007	Dec 31, 2006
ASSETS		
Current		
Cash	$ 3,194,888	$ 3,888,343
Accounts receivable	105,688	79,400
	3,300,576	3,967,743
Mining claims and deferred exploration expenditures (Note 2)	8,528,253	8,243,227
	$11,828,829	$12,210,970
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 3)	$ 162,453	$ 429,664
Advances from related parties (Note 4)	46,698	42,198
	209,151	471,862
Future income taxes (Note 6)	555,000	555,000
	764,151	1,026,862
SHAREHOLDERS' EQUITY		
Share capital (Note 5)		
Authorized:		
Unlimited common shares		
Issued:		
45,507,579 common shares (2006-44,931,579)	14,693,337	14,578,137
Contributed Surplus	2,379,682	2,379,682
Deficit	(6,008,341)	(5,773,711)
Other comprehensive income	-	-
	11,064,678	11,184,108
	$11,828,829	$12,210,970

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007
(Unaudited without review by auditor)

Revenue:	2007	2006
Interest earned	$ 28,360	$ -
Expenses:		
Shareholders' information	117,008	7,646
General and administrative	15,820	1,613
Management fees	56,500	4,500
Property investigation	73,662	2,975
	262,990	16,734
Net loss for the period	234,630	16,734
Deficit, beginning of period	5,773,711	4,349,459
Deficit, end of period	$6,008,341	$4,366,193
Loss per common share	$ 0.005	$ 0.001
Weighted average number of common shares during the period	44,219,579	26,039,329

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007
(Unaudited without review by auditor)

	2007	2006
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (234,630)	$ (16,734)
Changes in non-cash components of working capital		
Increase in accounts receivable	(26,288)	(184)
Decrease in prepaid expenses	-	11,794
Increase (decrease) in accounts payable	(267,211)	46,945
	(528,129)	41,821
Financing Activities:		
Sales of common shares for cash	115,200	-
Advances from related parties	4,500	8,245
	119,700	8,245
Investing Activities:		
Mining claims and deferred exploration expenditures	(285,026)	(52,819)
Decrease in cash	(693,455)	(2,753)
Cash, beginning of period	3,888,343	3,343
Cash, end of period	$3,194,888	$ 590

See accompanying notes

---

1. Summary of Significant Accounting Policies

Nature of Operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Effective January 1, 2007, in accordance with Canadian generally accepted accounting principles, the Company has adopted the recommendations of the new accounting pronouncements concerning financial instruments and other comprehensive income which prescribe when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how gaines and losses on financial instruments are to be presented. Comprehensive income includes a new requirement to present, amongst other things, certain unrealized gains and losses outside of net income or loss as a separate component of shareholders' equity.

Financial instruments are classified into various categories. Held to maturity investments, loans and receivables are initially measured at fair value and thereafter, are measured at amortized cost, with the amortization of premium or discounts, losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in income in the period in which they arise. Available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, and losses due to impairment are included in income. All other financial liabilities are to be carried at amortized cost.

Comprehensive income is defined as a change in the net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are classified as available for sale will have gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company's financial instruments comprise cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and advances from related parties. These financial instruments are classified as held for trading and the carrying value of these instruments approximate their fair value because of the short-term nature of these instruments. There is no financial impact on these financial statements due to the adoption of the new accounting recommendations concerning financial instruments and other comprehensive income.

Mining Claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Administrative expenses

Administrative expenses are charged to operations in the year incurred.

Use of Estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments." This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounces to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

2. Mining Properties and Deferred Exploration Expenditures

	Opening	Additions	Closing
Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$ 654,353	$ -	$ 654,353
Exploration	7,588,874	285,026	7,873,900
	$ 8,243,227	$285,026	$ 8,528,253

Bellechasse, Panet and Ware Townships

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., a company that is associated with a director of the Company.

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

The property currently consists of 531 claims for a total of 21,100 hectares (52,140 acres).

3. Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgment rendered on December 2, 2004 against the Company in the amount of $79,833. At March 31, 2007, this amount is still outstanding and bears interest plus costs.

4. Related party transactions

The Company was charged management fees in the amount of $4,500 (2006-$4,500) from 154327 Canada Inc., a company related by virtue of common management.

During the period, the Chairman of the Company and past president was entitled to reimbursement of expenses of nil (2006-$3,745).

During the period the present president of the Company was paid $52,000 in management fees (2006 – nil) and was reimbursed expenses of $9,525 (2006 – nil).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Advances from related parties	2007	2006
Advances from the Chairman and past President	$ 6,198	$ 153,846
Advances from 154327 Canada Inc.	40,500	94,500
	$ 46,698	$ 248,346

These amounts are non-interest bearing and have no specific terms of repayment.

5. Share capital

Common shares

	Number of shares	Amount
Balance, December 31, 2006	44,931,579	$ 14,578,137
Issued on exercise of warrants for cash	576,000	115,200
Balance, March 31, 2007	45,507,579	$ 14,693,337

At March 31, 2007, the following warrants were outstanding:

Warrants	Price	Expiry
1,000,000	$0.15	August 2, 2007
1,676,443	0.20	August 23, 2007
240,000	0.55	December 6, 2007
1,202,500	0.20	May 31, 2008
2,900,000	0.20	June 5, 2008
2,000,000	0.75	June 5, 2008
9,018,943		

6. Income taxes

The tax effect of significant temporary differences representing future tax liability is as follows:

Future income tax assets	2007	2006
Renounced expenditures	$1,098,000	$1,098,000
Operating loss carry forwards	(304,000)	(307,000)
Share issue costs	(174,000)	(174,000)
	$ 555,000	$ 555,000

As at March 31, 2007, the Company has losses carried forward which are deductible from future income tax purposes and the losses expire as follows:

2007	$ 27,000
2008	148,000
2009	99,000
2010	197,000
2014	142,000
2015	91,000
2016	138,000
	$ 842,000

As at March 31, 2007, the Company had exploration and development expenses totaling $5,300,000 available to reduce future years' taxation income.

7. Stock based compensation

A summary of the status of the Company's stock option plan as of March 31, 2007 and 2006 and changes during the period then ended are as follows:

	2007 Number of options	2007 Weighted Average Exercise Price	2006 Number of options	2006 Weighted Average Exercise Price
Outstanding, beginning of period	8,794,000	$ 0.27	859,000	$ 0.19
Issued during the period	-	-	1,750,000	0.15
Outstanding, end of period	8,794,000	$ 0.27	2,609,000	$ 0.18

At March 31, 2007, the following stock options were outstanding:

Options	Price	Expiry
400,000	$ 0.20	June 2, 2007
3,185,000	0.15	June 21, 2007
3,000,000	0.50	December 21, 2007
29,000	0.10	January 22, 2008
200,000	0.15	February 22, 2008
1,750,000	0.15	February 28, 2009
44,000	0.20	June 15, 2009
50,000	0.20	July 6, 2009
32,000	0.20	April 4, 2010
104,000	0.25	May 19, 2010

Subsequent to the date of these financial statements 3,000,000 options issued at a price of $0.50 which expired December 21, 2007 were cancelled.

8. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, expenses and loss for the year also represent segment amounts.

END